

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 15, 2024

Michelle Mosier
Chief Financial Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

> **Re: Jushi Holdings Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed April 1, 2024**
> **File No. 000-56468**

Dear Michelle Mosier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

1.      We note your response to prior comment one as well as the related disclosures in your Form 10-Q for the period ended June 30, 2024.  We continue to believe the absence of sufficient quantification to allow the reader to gauge the respective impact of the factors you cite for the changes in each of your retail and wholesale revenue results in disclosure that lacks sufficient transparency.  For example, while the disclosure on page 28 of your Form 10-Q appears to quantify the impact of rate versus volume on the retail revenue from certain states, without quantifying the revenue reported for each state for the periods addressed, the reader is left without the ability to gauge the respective significance of each state to your total retail revenue.  Similarly, your disclosure addressing your wholesale revenue does not give the reader the ability to gauge the respective impact of the individual state factors you cited in your disclosure.  Please provide us with proposed revisions to your Form 10-Q for the period ended June 30, 2024 with a view to providing

improved disclosure in your Form 10-Q for the period ended September 30, 2024.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences